November 19, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Geoff Kruczek

Re:	Cambium Networks Corporation Registration Statement on Form S-3 File No. 333-250005

Acceleration Request
Requested Date: November 24, 2020
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cambium Networks Corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-250005 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on November 24, 2020, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Martin A. Wellington of Sidley Austin LLP at (650) 565-7123.

Very truly yours,

/s/ Atul Bhatnagar
Atul Bhatnagar
President and Chief Executive Officer
Cambium Networks Corporation

cc:	Stephen Cumming, Cambium Networks Corporation Sally J. Rau, Cambium Networks Corporation Martin A. Wellington, Sidley Austin LLP Helen Theung, Sidley Austin LLP